NEWS RELEASE: December 11, 2007

 ALMADEN UPDATES RESOURCE FOR THE ELK GOLD DEPOSIT, BC

Almaden Minerals Ltd. (“Almaden”, “the Company”; TSX:AMM, AMEX:AAU) is pleased to announce that it has received a report from Giroux Consultants Ltd. updating the resource for the company’s 100% owned Elk gold project which incorporates the 2006 diamond drilling results. The company has now filed the report on SEDAR. The Elk Gold deposit is located two kilometres south of Highway 97C and 45 kilometres southeast of Merritt in the Okanagan area of Southern British Columbia.

 At a 1 g/t cutoff the updated 2007 resource is as follows:

	MEASURED			INDICATED
Au Cutoff (g/t)	Tonnes> Cutoff (tonnes)	Grade>Cutoff		Tonnes> Cutoff (tonnes)	Grade>Cutoff
		Au (g/t)	Contained Ozs.		Au (g/t)	Contained Ozs.
1.00	320,000	11.585	119,200	581,000	8.952	167,200
	MEASURED PLUS INDICATED			INFERRED
Au Cutoff (g/t)	Tonnes> Cutoff (tonnes)	Grade>Cutoff		Tonnes> Cutoff (tonnes)	Grade>Cutoff
		Au (g/t)	Contained Ozs.		Au (g/t)	Contained Ozs.
1.00	901,000	9.887	286,400	826,000	7.949	211,100

J. D. Poliquin, Chairman of Almaden stated: “The Elk gold deposit has an important gold resource that can add significant value to our company apart that created through our generative exploration efforts, particularly in light of the recent increase in gold’s valuation with respect to fiat currencies. Almaden’s management is excited about the project and will continue to move it towards production.”

The Elk property is underlain by Upper Triassic volcanics and sediments of the Nicola Group and by Middle Jurassic granites and granodiorites of the Osprey Lake Batholith. Gold-silver mineralization is hosted primarily by pyritic quartz veins and stringers hosted by altered granite and in some cases volcanic rocks. To date a total of eight mineralized vein systems have been discovered on the property. Of these two main veins the Siwash North B Vein and WD Veins have been extensively diamond drilled. The Siwash North B vein has been drill tested and mined by both open pit and underground methods over 950 m strike length. The dip is a shallow -20o near surface and steepens to -60o at depth. The WD vein is more or less parallel to the B vein about 150 m to the north. Drilling has followed the WD vein for 600 m along strike and 350 m down dip.

The resource estimate reported was calculated using the industry standard geostatistical estimation methodology, kriging. It includes assays from 487 surface and 301 underground diamond drill holes, totaling more than 79,873 meters of core.  Drill sections are 10m to 50 m apart, with holes spaced on average between 15m and 25m. More than 8,000 individual gold assays and analyses, with an average interval length of 0.5m, were used to develop the mineral resource estimate. Gold assays were examined using graphical and statistical techniques and as a result capped at 302 g/t gold (8.8 oz/t gold).  A total of 12 assays were capped.

For this update a different approach was applied to the resource estimate. Almaden geologists modeled a total of 25 separate mineralized structures on cross sections and combined these sections to form three dimensional solids using industry standard software. The mineralized solids were grouped geographically into 3 vein sets: B-Veins, WD-Veins and Other veins not related to B or WD. Composites were formed at 0.5 m intervals that honoured the solid boundaries. Semivariograms were produced for structures with sufficient data to model. A block model consisting of blocks 10 m E-W, 2.5 m N-S and 5 m vertical was superimposed over the solids with blocks coded for the percentage of each solid present. Gold grade was interpolated into each block with some proportion of mineralized structure present by ordinary kriging. Blocks were classified as measured, indicated or inferred based on semivariogram parameters. Results were presented as grade-tonnage tables for the mineralized portion of the blocks. This resource represents the mineral present if one could mine to the limits of the three dimensional solids. No external dilution has been applied.

All samples were analyzed at Acme Analytical Labs (“Acme”) in Vancouver using wet geochemical, fire assay and metallics techniques. Duplicates, blanks and standards were inserted into the sample stream as part of Almaden’s ongoing quality control program at the Elk Deposit. Check assays were carried out by ALS Chemex Labs in Vancouver.

The mineral resource estimates contained in this news have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The “qualified person” responsible for the independent resource estimate for resources at the Elk Gold Deposit was Gary Giroux, P.Eng. of Giroux Consultants Ltd. The technical information has been included herein with the consent and prior review of the above noted qualified persons. The qualified persons have verified the data disclosed, including sampling, analytical and test data underlying the information or opinions contained herein. Part 3.4c of NI 43-101 requires the company to provide a general discussion of the extent to which the estimate of mineral resources and mineral reserves may be materially affected by any known environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. A full feasibility study has not been carried out on the project but at present the company knows of no material affect to the stated resource from such factors. Part 3.4d of NI 43-101 requires the company to state that mineral resources which are not mineral reserves do not have demonstrated economic viability. In 1992 preliminary metallurgical testing was carried out on a composite sample of vein material from three holes by Bacon Donaldson & Associates, then of Richmond, B.C. The composite sample assay by Bacon Donaldson was 130 g/t gold. The preliminary metallurgical testwork resulted in 99% gold recovery with combined gravity and flotation and 98% recovery with combined gravity and cyanidation. Gold recovery to a gravity concentrate was 63%, producing a very high economic grade concentrate. Bacon Donaldson (1992) stated that the ore is readily amenable to processing by either method. The work index of the composite was 10.9 kwh/ton.

On Behalf of the Board of Directors

“Morgan Poliquin”

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

President, COO and Director

Almaden Minerals Ltd.

The Toronto Stock Exchange and American Stock Exchanges have not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.